Filed Pursuant to Rule 433

Registration No. 333-233483

July 30, 2020

Truist Financial Corporation

Pricing Term Sheet

July 30, 2020

Medium-Term Notes, Series G (Senior)

$750,000,000

1.125% Senior Notes due August 3, 2027

Issuer ......................................................................	Truist Financial Corporation
Security ..................................................................	1.125% Senior Notes due August 3, 2027
Expected Ratings* .................................................	A3/Stable (Moody's) / A-/Stable (S&P) / A/Negative (Fitch)
/ AH/Stable (DBRS)
Currency .................................................................	USD
Size .........................................................................	$750,000,000
Security Type .........................................................	SEC Registered Medium-Term Notes, Series G (Senior)
Trade Date ..............................................................	July 30, 2020
Settlement Date ......................................................	August 3, 2020 (T+2)
Maturity ..................................................................	August 3, 2027
Coupon ...................................................................	1.125%
Payment Frequency ................................................	Semi-Annually
Interest Payment Dates ...........................................	February 3 and August 3 of each year, commencing February
3, 2021
Day Count Convention ...........................................	30/360
Redemption Date ....................................................	June 3, 2027 (2 months prior to Maturity)
Redemption Terms ................................................	Redeemable in whole or in part on or after the Redemption
Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to, but excluding, the
date of redemption. The issuer shall provide 10 to 60
calendar days' notice of redemption to the registered holder of the notes.
Benchmark Treasury ...............................................	0.500% US Treasury due June 30, 2027
Benchmark Treasury Spot and Yield ......................	100-22; 0.399%
Spread to Benchmark Treasury ...............................	+75 bps
Yield to Maturity	1.149%
Price to Public .........................................................	99.839% of face amount

Net Proceeds (Before Expenses) to Issuer .............	$747,742,500 (99.699%)
Use of Proceeds ......................................................	General corporate purposes, which may include the
acquisition of other companies, repurchasing outstanding
shares of the issuer's common stock, repayment of maturing
obligations and refinancing of outstanding indebtedness and
extending credit to, or funding investments in, the issuer's subsidiaries.
Denominations .......................................................	$2,000 x $1,000
CUSIP / ISIN .........................................................	89788MAC6 / US89788MAC64
Joint Book-Running Managers ..............................	SunTrust Robinson Humphrey, Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Co-Managers .........................................................	Academy Securities, Inc.
Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

Concurrent Preferred Offering: Concurrently with this offering, on July 30, 2020, we commenced an offering of depositary shares, each representing a 1/1,000th ownership interest in a share of the Company's Series R Non-Cumulative Perpetual Preferred Stock, $5.00 par value per share, with a liquidation preference of $25,000 per share (the "Preferred Stock Offering") pursuant to a preliminary prospectus supplement dated July 30, 2020. The completion of this offering is not conditioned on the completion of the Preferred Stock Offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786, Deutsche Bank Securities Inc. toll-free at (800) 503-4611 and RBC Capital Markets, LLC toll-free at (866) 375-6829.

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